

May 16, 2011

Charles A. Ruys de Perez, General Counsel and Secretary
Western Asset Mortgage Capital Corporation
c/o Western Asset Management Co.
385 East Colorado Blvd.
Pasadena, CA 91101

> **Re: Western Asset Mortgage Capital Corporation**
> **Amendment No. 6 to Registration Statement on Form S-11**
> **Filed May 2, 2011**
> **File No. 333-159962**

Dear Mr. Ruys de Perez:

We have reviewed Amendment No.6 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have revised your disclosure in your prospectus. The material provided does not appear to support the following statements:

   - "We believe investors continue to seek incremental spreads relative to U.S. Treasury Notes in a low yield environment and financial institutions continue to prefer high quality, liquid fixed income assets to generate strong but conservative net interest margins to repair their balance sheets." (page 2 and 70)

   - "While we anticipate mortgage loan delinquencies and credit losses may continue to rise and housing conditions may continue to deteriorate, we believe that current prices for certain non-Agency RMBS offer the potential for attractive risk-

> adjusted returns as the risk of these scenarios is already reflected in the price of these selected assets." (page 2)

Additionally, it is not clear how the supporting materials support the following statement:

- "Non-Agency RMBS continue to be priced to high default and loss severity rates and low prepayment scenarios and offer attractive loss-adjusted yields in the fixed income market." (page 70)

Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

2. We note your response to comment 3 of our letter dated April 21, 2011. We will continue to monitor for your response to this comment.

Risk management, page 11

3. We note your response to comment 7 of our letter dated April 21, 2011. Please revise your disclosure to provide a clear explanation of "interest rate corridor."

Management agreement, page 14

4. We note your revised disclosure regarding reimbursing your manager for payment of the initial underwriting discount. Please quantify the amount you would be required to pay if the performance hurdle is met. Please revise consider including a sample calculation of how the performance hurdle will be determined. In addition, please provide examples of the non-cash items that will be excluded in determining whether the performance hurdle has been met.

5. We note that you would be required to reimburse your manager for payment of the initial underwriting discount in the event you terminate your manager. Please clarify whether you would be required to reimburse your manager if you do not terminate your manager until after 24 full calendar quarters have passed.

Risk Factors, page 25

There are conflicts of interest in our relationship …, page 48

6. We note your response to comment 11 of our letter dated April 21, 2011. Please revise to disclose, in this risk factor, that manager compensation will be increased as a result of a common stock offering even if the offering were dilutive to existing shareholders.

Management, page 106

7.   Please revise your disclosure regarding the directors to discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that the person should serve as your director in light of your business and structure. Please refer to Item 401(e) of Regulation S-K.

Executive and director compensation, page 110

8.   We note that you anticipate hiring a chief financial officer that will not be an employee of your manager. Additionally, we note that you may provide direct compensation to your officers under your equity incentive plan. Please confirm that you will provide the disclosure required by Item 402 of Regulation S-K, as appropriate, in future filings.

Our Manager and the management agreement, page 120

Historical performance of our Manager's investments …, page 131

9.   We note your response to comment 16 of our letter dated April 21, 2011. We note that you provided aggregated disclosure regarding the adverse experiences of your prior programs. Please provide the disclosure required by Item 8.A.2 on a program by program basis.

Appendix I, page A-1

10.   We note your disclosure in Tables I and II for each fund. We also note your disclosure in Table IV for the LMP Variable Government Fund.   Please provide separate disclosure regarding the amount raised and the amount redeemed.

Public/Private Master Fund, page A-20

11.   Please provide audited figures for the year ended December 31, 2010 or advise.

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm, page F-2

12.   Your audit report appears to exclude the city and state where issued.   Please amend to include an audit report with the city and state where issued pursuant to Rule 2-02 of Regulation S-X.

        Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Cicely LaMothe, Senior Assistant Chief Accountant, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or me at (202) 551- 3655 with any other questions.

Sincerely,

Sonia G. Barros
Special Counsel

cc: David J. Goldschmidt, Esq. (*via facsimile*)